Mail Stop 4561

December 22, 2006

Anthony Alda, Chief Executive Officer
NS8 Corporation
One Union Square
600 University Street, Suite 1525
Seattle, WA 98101

> **Re:** **NS8 Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-130305**
> **Filed on October 24, 2006**
>
> **Form 10-QSB/A for the quarter ended June 30, 2006**
> **Filed on December 4, 2006**
>
> **Form 10-KSB/A for the year ended December 31, 2005**
> **Filed on December 4, 2006**

Dear Mr. Alda:

We have reviewed your amended filings. Where indicated, we think you should revise your document in response to these comments.

<u>Form 10-QSB/A for the quarter ended June 30, 2006</u>

1. The disclosure in Item 3 continues to be vague as it relates to weaknesses concerning the manner in which you "accounted for the variable conversion rate and an embedded put option of certain of our convertible notes payable". Revise to provide an insightful description of the accounting errors and the nature of the material weaknesses in your internal controls that led to those errors. Also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

*　　　*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.　　Lew Brilleman
　　　by facsimile: 212-930-9725